Form **1065**

Department of the Treasury
Internal Revenue Service

U.S. Return of Partnership Income

For calendar year 2016, or tax year beginning .... , ending ....

u **Information about Form 1065 and its separate instructions is at** *www.irs.gov/form1065.*

OMB No. 1545-0123

2016

A Principal business activity **Liquor Sales**	**Type or Print** Name of partnership **Quila Marias Margaritas LLC**	**D** Employer identification number ****-***8104**
B Principal product or service **Tequila**	Number, street, and room or suite no. If a P.O. box, see the instructions. **2904 Pointer Place**	**E** Date business started **08/01/2015**
C Business code number **312140**	City or town, state or province, country, and ZIP or foreign postal code **Seffner** **FL 33584**	**F** Total assets (see the instructions) $ **6,276**

G Check applicable boxes: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change **(5)** ☐ Amended return
(6) ☐ Technical termination - also check (1) or (2)

H Check accounting method:**(1)** ☐ Cash **(2)** ☒ Accrual **(3)** ☐ Other (specify) u ....

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year u **5**

J Check if Schedules C and M-3 are attached .... ☐

Caution. *Include **only** trade or business income and expenses on lines 1a through 22 below. See the instructions for more information.*

Income	**1a**	Gross receipts or sales	**1a**	
	b	Returns and allowances	**1b**	
	c	Balance. Subtract line 1b from line 1a	**1c**	
	2	Cost of goods sold (attach Form 1125-A)	**2**	
	3	Gross profit. Subtract line 2 from line 1c	**3**	
	4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)	**4**	
	5	Net farm profit (loss) (attach Schedule F (Form 1040))	**5**	
	6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)	**6**	
	7	Other income (loss) (attach statement)	**7**	
	8	**Total income (loss).** Combine lines 3 through 7	**8**	
Deductions (see the instructions for limitations)	**9**	Salaries and wages (other than to partners) (less employment credits)	**9**	
	10	Guaranteed payments to partners	**10**	
	11	Repairs and maintenance	**11**	
	12	Bad debts	**12**	
	13	Rent	**13**	
	14	Taxes and licenses	**14**	170
	15	Interest	**15**	
	16a	Depreciation (if required, attach Form 4562) **16a**		
	b	Less depreciation reported on Form 1125-A and elsewhere on return **16b**	**16c**	
	17	Depletion **(Do not deduct oil and gas depletion.)**	**17**	
	18	Retirement plans, etc.	**18**	
	19	Employee benefit programs	**19**	
	20	Other deductions (attach statement) **See Statement 1**	**20**	78,565
	21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20	**21**	78,735
	22	**Ordinary business income (loss).** Subtract line 21 from line 8	**22**	−78,735

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than general partner or limited liability company member manager) is based on all information of which preparer has any knowledge.

▶ _____
Signature of general partner or limited liability company member manager

▶ _____ Date

May the IRS discuss this return with the preparer shown below (see instructions)? ☒ Yes ☐ No

Paid Preparer Use Only	Print/Type preparer's name **Stephen G. Connett**	Preparer's signature **Stephen G. Connett**	Date **05/24/17**	Check ☐ if self-employed	PTIN ************
	Firm's name u **Connett & Anagnost CPA's P.A.**			Firm's EIN u	****-***9258**
	Firm's address u **604 E Morgan St** **Brandon, FL** **33510**			Phone no.	**813-651-0406**

For Paperwork Reduction Act Notice, see separate instructions.

Form **1065** (2016)

DAA

Form 1065 (2016) **Quila Marias Margaritas LLC** ****–***8104** Page 2

Schedule B Other Information

			Yes	No
1	What type of entity is filing this return? Check the applicable box:			
a	☐ Domestic general partnership **b** ☐ Domestic limited partnership			
c	☒ Domestic limited liability company **d** ☐ Domestic limited liability partnership			
e	☐ Foreign partnership **f** ☐ Other u			
2	At any time during the tax year, was any partner in the partnership a disregarded entity, a partnership (including an entity treated as a partnership), a trust, an S corporation, an estate (other than an estate of a deceased partner), or a nominee or similar person?			X
3	At the end of the tax year:			
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization, or any foreign government own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership			X
b	Did any individual or estate own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership			X
4	At the end of the tax year, did the partnership:			
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below			X

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

			Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below			X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

			Yes	No
5	Did the partnership file Form 8893, Election of Partnership Level Tax Treatment, or an election statement under section 6231(a)(1)(B)(ii) for partnership-level tax treatment, that is in effect for this tax year? See Form 8893 for more details			
6	Does the partnership satisfy **all four** of the following conditions?			
a	The partnership's total receipts for the tax year were less than $250,000.			
b	The partnership's total assets at the end of the tax year were less than $1 million.			
c	Schedules K-1 are filed with the return and furnished to the partners on or before the due date (including extensions) for the partnership return.			
d	The partnership is not filing and is not required to file Schedule M-3		X	
	If "Yes," the partnership is not required to complete Schedules L, M-1, and M-2; Item F on page 1 of Form 1065; or Item L on Schedule K-1.			
7	Is this partnership a publicly traded partnership as defined in section 469(k)(2)?			
8	During the tax year, did the partnership have any debt that was cancelled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?			
9	Has this partnership filed, or is it required to file, Form 8918, Material Advisor Disclosure Statement, to provide information on any reportable transaction?			X
10	At any time during calendar year 2016, did the partnership have an interest in or a signature or other authority over a financial account in a foreign country (such as a bank account, securities account, or other financial account)? See the instructions for exceptions and filing requirements for FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). If "Yes," enter the name of the foreign country. u			X

Form **1065** (2016)

Form 1065 (2016) Quila Marias Margaritas LLC **-***8104 Page 3

Schedule B Other Information *(continued)*

		Yes	No
11	At any time during the tax year, did the partnership receive a distribution from, or was it the grantor of, or transferor to, a foreign trust? If "Yes," the partnership may have to file Form 3520, Annual Return To Report Transactions With Foreign Trusts and Receipt of Certain Foreign Gifts. See instructions		
12a	Is the partnership making, or had it previously made (and not revoked), a section 754 election? See instructions for details regarding a section 754 election.		
b	Did the partnership make for this tax year an optional basis adjustment under section 743(b) or 734(b)? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		X
c	Is the partnership required to adjust the basis of partnership assets under section 743(b) or 734(b) because of a substantial built-in loss (as defined under section 743(d)) or substantial basis reduction (as defined under section 734(d))? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		X
13	Check this box if, during the current or prior tax year, the partnership distributed any property received in a like-kind exchange or contributed such property to another entity (other than disregarded entities wholly owned by the partnership throughout the tax year) ▶ ☐		
14	At any time during the tax year, did the partnership distribute to any partner a tenancy-in-common or other undivided interest in partnership property?		
15	If the partnership is required to file Form 8858, Information Return of U.S. Persons With Respect To Foreign Disregarded Entities, enter the number of Forms 8858 attached. See instructions u		
16	Does the partnership have any foreign partners? If "Yes," enter the number of Forms 8805, Foreign Partner's Information Statement of Section 1446 Withholding Tax, filed for this partnership. u		X
17	Enter the number of Forms 8865, Return of U.S. Persons With Respect to Certain Foreign Partnerships, attached to this return. u		
18a	Did you make any payments in 2016 that would require you to file Form(s) 1099? See instructions	X	
b	If "Yes," did you or will you file required Form(s) 1099?	X	
19	Enter the number of Form(s) 5471, Information Return of U.S. Persons With Respect To Certain Foreign Corporations, attached to this return. u 0		
20	Enter the number of partners that are foreign governments under section 892. u 0		
21	During the partnership's tax year, did the partnership make any payments that would require it to file Form 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474)?		
22	Was the partnership a specified domestic entity required to file Form 8938 for the tax year (See the Instructions for Form 8938)?		

Designation of Tax Matters Partner (see instructions)

Enter below the general partner or member-manager designated as the tax matters partner (TMP) for the tax year of this return:

Name of designated TMP ▶		Identifying number of TMP ▶	
If the TMP is an entity, name of TMP representative ▶		Phone number of TMP ▶	
Address of designated TMP ▶			

Form 1065 (2016)

DAA

Form 1065 (2016) **Quila Marias Margaritas LLC** ****-***8104** Page **4**

Schedule K   Partners' Distributive Share Items

			Total amount
Income (Loss)	**1** Ordinary business income (loss) (page 1, line 22)	**1**	−78,735
	2 Net rental real estate income (loss) (attach Form 8825)	**2**	
	3a Other gross rental income (loss) **3a**		
	b Expenses from other rental activities (attach statement) **3b**		
	c Other net rental income (loss). Subtract line 3b from line 3a	**3c**	
	4 Guaranteed payments	**4**	
	5 Interest income	**5**	
	6 Dividends: **a** Ordinary dividends	**6a**	
	b Qualified dividends **6b**		
	7 Royalties	**7**	
	8 Net short-term capital gain (loss) (attach Schedule D (Form 1065))	**8**	
	9a Net long-term capital gain (loss) (attach Schedule D (Form 1065))	**9a**	
	b Collectibles (28%) gain (loss) **9b**		
	c Unrecaptured section 1250 gain (attach statement) **9c**		
	10 Net section 1231 gain (loss) (attach Form 4797)	**10**	
	11 Other income (loss) (see instructions) Type u	**11**	
Deductions	**12** Section 179 deduction (attach Form 4562)	**12**	
	13a Contributions	**13a**	
	b Investment interest expense	**13b**	
	c Section 59(e)(2) expenditures:		
	(1) Type u **(2)** Amount u	**13c(2)**	
	d Other deductions (see instructions)Type u	**13d**	
Self-Employ-ment	**14a** Net earnings (loss) from self-employment	**14a**	−28,589
	b Gross farming or fishing income	**14b**	
	c Gross nonfarm income	**14c**	
Credits	**15a** Low-income housing credit (section 42(j)(5))	**15a**	
	b Low-income housing credit (other)	**15b**	
	c Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable)	**15c**	
	d Other rental real estate credits (see instructions) Type u	**15d**	
	e Other rental credits (see instructions) Type u	**15e**	
	f Other credits (see instructions) Type u	**15f**	
Foreign Transactions	**16a** Name of country or U.S. possession u		
	b Gross income from all sources	**16b**	
	c Gross income sourced at partner level	**16c**	
	Foreign gross income sourced at partnership level		
	d Passive category u **e** General category u **f** Other u	**16f**	
	Deductions allocated and apportioned at partner level		
	g Interest expense u **h** Other u	**16h**	
	Deductions allocated and apportioned at partnership level to foreign source income		
	i Passive category u **j** General category u **k** Other u	**16k**	
	l Total foreign taxes (check one): u Paid ☐ Accrued ☐	**16l**	
	m Reduction in taxes available for credit (attach statement)	**16m**	
	n Other foreign tax information (attach statement)		
Alternative Minimum Tax (AMT) Items	**17a** Post-1986 depreciation adjustment	**17a**	
	b Adjusted gain or loss	**17b**	
	c Depletion (other than oil and gas)	**17c**	
	d Oil, gas, and geothermal properties – gross income	**17d**	
	e Oil, gas, and geothermal properties – deductions	**17e**	
	f Other AMT items (attach statement)	**17f**	
Other Information	**18a** Tax-exempt interest income	**18a**	
	b Other tax-exempt income	**18b**	
	c Nondeductible expenses **See Statement 2**	**18c**	411
	19a Distributions of cash and marketable securities	**19a**	
	b Distributions of other property	**19b**	
	20a Investment income	**20a**	
	b Investment expenses	**20b**	
	c Other items and amounts (attach statement)		

Form **1065** (2016)

DAA

Form 1065 (2016) **Quila Marias Margaritas LLC**   ****–***8104**   Page **5**

Analysis of Net Income (Loss)

1	Net income (loss). Combine Schedule K, lines 1 through 11. From the result, subtract the sum of Schedule K, lines 12 through 13d, and 16l					**−78,735**

2	Analysis by partner type:	**(i)** Corporate	**(ii)** Individual (active)	**(iii)** Individual (passive)	**(iv)** Partnership	**(v)** Exempt Organization	**(vi)** Nominee/Other
a	General partners			−28,589			
b	Limited partners			−50,146			

Schedule L — Balance Sheets per Books

	Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1	Cash		1,646		3,776
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts				
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities				
6	Other current assets (attach statement)				
7a	Loans to partners (or persons related to partners)				
b	Mortgage and real estate loans				
8	Other investments (attach statement)				
9a	Buildings and other depreciable assets				
b	Less accumulated depreciation				
10a	Depletable assets				
b	Less accumulated depletion				
11	Land (net of any amortization)				
12a	Intangible assets (amortizable only)				
b	Less accumulated amortization				
13	Other assets (attach statement) See Stmt 3				2,500
14	Total assets		1,646		6,276
	Liabilities and Capital				
15	Accounts payable				
16	Mortgages, notes, bonds payable in less than 1 year				30,000
17	Other current liabilities (attach statement)				
18	All nonrecourse loans				
19a	Loans from partners (or persons related to partners)		15,545		14,321
b	Mortgages, notes, bonds payable in 1 year or more				
20	Other liabilities (attach statement)				
21	Partners' capital accounts		−13,899		−38,045
22	Total liabilities and capital		1,646		6,276

Schedule M-1 — Reconciliation of Income (Loss) per Books With Income (Loss) per Return

Note. The partnership may be required to file Schedule M-3 (see instructions).

1	Net income (loss) per books	−79,146	**6**	Income recorded on books this year not included on Schedule K, lines 1 through 11 (itemize):		
2	Income included on Schedule K, lines 1, 2, 3c, 5, 6a, 7, 8, 9a, 10, and 11, not recorded on books this year (itemize):		**a**	Tax-exempt interest $		
3	Guaranteed payments (other than health insurance)		**7**	Deductions included on Schedule K, lines 1 through 13d, and 16l, not charged against book income this year (itemize):		
4	Expenses recorded on books this year not included on Schedule K, lines 1 through 13d, and 16l (itemize):		**a**	Depreciation $		
a	Depreciation $					
b	Travel and entertainment $	411	**8**	Add lines 6 and 7		
		411	**9**	Income (loss) (Analysis of Net Income		
5	Add lines 1 through 4	−78,735		(Loss), line 1). Subtract line 8 from line 5		−78,735

Schedule M-2 — Analysis of Partners' Capital Accounts

1	Balance at beginning of year	−13,899	**6**	Distributions: **a** Cash		
2	Capital contributed: **a** Cash	55,000		**b** Property		
	b Property		**7**	Other decreases (itemize):		
3	Net income (loss) per books	−79,146				
4	Other increases (itemize):		**8**	Add lines 6 and 7		
5	Add lines 1 through 4	−38,045	**9**	Balance at end of year. Subtract line 8 from line 5		−38,045

DAA   Form **1065** (2016)

Partner# 1

Schedule K-1 **(Form 1065)**	**2016**

Department of the Treasury
Internal Revenue Service

For calendar year 2016, or tax
year beginning _____
ending _____

Partner's Share of Income, Deductions, Credits, etc.

ᵤ **See back of form and separate instructions.**

☐ Final K-1   ☐ Amended K-1

651113
OMB No. 1545-0123

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss) **−28,589**	15	Credits	
2	Net rental real estate income (loss)			
3	Other net rental income (loss)	16	Foreign transactions	
4	Guaranteed payments			
5	Interest income			
6a	Ordinary dividends			
6b	Qualified dividends			
7	Royalties			
8	Net short-term capital gain (loss)			
9a	Net long-term capital gain (loss)	17	Alternative minimum tax (AMT) items	
9b	Collectibles (28%) gain (loss)			
9c	Unrecaptured section 1250 gain			
10	Net section 1231 gain (loss)	18	Tax-exempt income and nondeductible expenses	
11	Other income (loss)	**C***		**149**
12	Section 179 deduction	19	Distributions	
13	Other deductions	20	Other information	
14	Self-employment earnings (loss) **A −28,589**			

Part I Information About the Partnership

A Partnership's employer identification number
-*8104

B Partnership's name, address, city, state, and ZIP code
Quila Marias Margaritas LLC

2904 Pointer Place
Seffner   FL 33584

C IRS Center where partnership filed return
e-file

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
***-**-0219

F Partner's name, address, city, state, and ZIP code
Jesse Carrigan

2904 Pointer Place
Seffner   FL 33584

G ☒ General partner or LLC member-manager   ☐ Limited partner or other LLC member

H ☒ Domestic partner   ☐ Foreign partner

I1 What type of entity is this partner? **Individual**

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here .... ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	36.310000 %	36.310000 %
Loss	36.310000 %	36.310000 %
Capital	36.310000 %	36.310000 %

K Partner's share of liabilities at year end:

Nonrecourse	$ _____
Qualified nonrecourse financing	$ _____
Recourse	$ 16,093

L Partner's capital account analysis:

Beginning capital account	$ −9,662
Capital contributed during the year	$ _____
Current year increase (decrease)	$ −28,738
Withdrawals & distributions	$ (_____)
Ending capital account	$ −38,400

☐ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes ☒ No
If "Yes," attach statement (see instructions)

*See attached statement for additional information.

For IRS Use Only

Partner# 2

Schedule K-1 **(Form 1065)**	**2016**
Department of the Treasury Internal Revenue Service	For calendar year 2016, or tax year beginning _____ ending _____

☐ Final K-1   ☐ Amended K-1

651113

OMB No. 1545-0123

Partner's Share of Income, Deductions, Credits, etc.   ◡ See back of form and separate instructions.

Part III	Partner's Share of Current Year Income, Deductions, Credits, and Other Items

	Part I	Information About the Partnership

A Partnership's employer identification number
-*8104

B Partnership's name, address, city, state, and ZIP code
Quila Marias Margaritas LLC

2904 Pointer Place
Seffner   **FL 33584**

C IRS Center where partnership filed return
e-file

D ☐ Check if this is a publicly traded partnership (PTP)

	Part II	Information About the Partner

E Partner's identifying number
***-**-2423

F Partner's name, address, city, state, and ZIP code
Jose Lopez

3513 West LeMoyne
Chicago   **IL 60651**

G ☐ General partner or LLC member-manager   ☒ Limited partner or other LLC member

H ☒ Domestic partner   ☐ Foreign partner

I1 What type of entity is this partner? **Individual**

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here .... ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	36.310000 %	36.310000 %
Loss	36.310000 %	36.310000 %
Capital	36.310000 %	36.310000 %

K Partner's share of liabilities at year end:

Nonrecourse	$ _____
Qualified nonrecourse financing	$ _____
Recourse	$ 16,093

L Partner's capital account analysis:

Beginning capital account	$ -10,962
Capital contributed during the year	$ _____
Current year increase (decrease)	$ -28,738
Withdrawals & distributions	$ (_____)
Ending capital account	$ -39,700

☐ Tax basis   ☐ GAAP   ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes   ☒ No
If "Yes," attach statement (see instructions)

1	Ordinary business income (loss) -28,589	15	Credits
2	Net rental real estate income (loss)		
3	Other net rental income (loss)	16	Foreign transactions
4	Guaranteed payments		
5	Interest income		
6a	Ordinary dividends		
6b	Qualified dividends		
7	Royalties		
8	Net short-term capital gain (loss)		
9a	Net long-term capital gain (loss)	17	Alternative minimum tax (AMT) items
9b	Collectibles (28%) gain (loss)		
9c	Unrecaptured section 1250 gain		
10	Net section 1231 gain (loss)	18	Tax-exempt income and nondeductible expenses
11	Other income (loss)	C*	149
12	Section 179 deduction	19	Distributions
13	Other deductions	20	Other information
14	Self-employment earnings (loss)		

See attached statement for additional information.

For IRS Use Only

Partner# 3

Schedule K-1
(Form 1065)

Department of the Treasury
Internal Revenue Service

2016

For calendar year 2016, or tax

year beginning _____

ending _____

Partner's Share of Income, Deductions, Credits, etc. u See back of form and separate instructions.

□ Final K-1   □ Amended K-1

651113

OMB No. 1545-0123

Part III	**Partner's Share of Current Year Income, Deductions, Credits, and Other Items**

1	Ordinary business income (loss) **−6,810**	15	Credits
2	Net rental real estate income (loss)		
3	Other net rental income (loss)	16	Foreign transactions
4	Guaranteed payments		
5	Interest income		
6a	Ordinary dividends		
6b	Qualified dividends		
7	Royalties		
8	Net short-term capital gain (loss)		
9a	Net long-term capital gain (loss)	17	Alternative minimum tax (AMT) items
9b	Collectibles (28%) gain (loss)		
9c	Unrecaptured section 1250 gain		
10	Net section 1231 gain (loss)	18	Tax-exempt income and nondeductible expenses
11	Other income (loss)	C*	36
12	Section 179 deduction	19	Distributions
13	Other deductions	20	Other information
14	Self-employment earnings (loss)		

Part I Information About the Partnership

A Partnership's employer identification number

−*8104

B Partnership's name, address, city, state, and ZIP code

Quila Marias Margaritas LLC

2904 Pointer Place
Seffner   FL 33584

C IRS Center where partnership filed return

e-file

D □ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number

***−**−9493

F Partner's name, address, city, state, and ZIP code

Cynthia Buckingham

5622 Woodbine Lane
San Angelo   TX 76904

G □ General partner or LLC member-manager   ☒ Limited partner or other LLC member

H ☒ Domestic partner   □ Foreign partner

I1 What type of entity is this partner? **Individual**

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here □

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	8.650000 %	8.650000 %
Loss	8.650000 %	8.650000 %
Capital	8.650000 %	8.650000 %

K Partner's share of liabilities at year end:

Nonrecourse .... $ _____
Qualified nonrecourse financing .... $ _____
Recourse .... $ **3,834**

L Partner's capital account analysis:

Beginning capital account .... $ **6,725**
Capital contributed during the year .... $ _____
Current year increase (decrease) .... $ **−6,846**
Withdrawals & distributions .... $ (_____)
Ending capital account .... $ **−121**

□ Tax basis   □ GAAP   □ Section 704(b) book
□ Other (explain)

M Did the partner contribute property with a built-in gain or loss?

□ Yes   ☒ No

If "Yes," attach statement (see instructions)

See attached statement for additional information.

For IRS Use Only

Partner# 4

651113

☐ Final K-1 ☐ Amended K-1

OMB No. 1545-0123

Schedule K-1 (Form 1065) 2016

Department of the Treasury
Internal Revenue Service

For calendar year 2016, or tax year beginning ______ ending ______

Partner's Share of Income, Deductions, Credits, etc.

u See back of form and separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number
-*8104

B Partnership's name, address, city, state, and ZIP code
Quila Marias Margaritas LLC

2904 Pointer Place
Seffner FL 33584

C IRS Center where partnership filed return
e-file

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
***-**-6655

F Partner's name, address, city, state, and ZIP code
Dennis Buckingham

5622 Woodbine Lane
San Angelo TX 76904

G ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I1 What type of entity is this partner? Individual

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	6.730000 %	6.730000 %
Loss	6.730000 %	6.730000 %
Capital	6.730000 %	6.730000 %

K Partner's share of liabilities at year end:

Nonrecourse	$
Qualified nonrecourse financing	$
Recourse	$ 2,983

L Partner's capital account analysis:

Beginning capital account	$
Capital contributed during the year	$ 25,000
Current year increase (decrease)	$ -5,327
Withdrawals & distributions	$ ( )
Ending capital account	$ 19,673

☐ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes ☒ No
If "Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss)	-5,299
2	Net rental real estate income (loss)	
3	Other net rental income (loss)	
4	Guaranteed payments	
5	Interest income	
6a	Ordinary dividends	
6b	Qualified dividends	
7	Royalties	
8	Net short-term capital gain (loss)	
9a	Net long-term capital gain (loss)	
9b	Collectibles (28%) gain (loss)	
9c	Unrecaptured section 1250 gain	
10	Net section 1231 gain (loss)	
11	Other income (loss)	
12	Section 179 deduction	
13	Other deductions	
14	Self-employment earnings (loss)	
15	Credits	
16	Foreign transactions	
17	Alternative minimum tax (AMT) items	
18	Tax-exempt income and nondeductible expenses	C* 28
19	Distributions	
20	Other information	

*See attached statement for additional information.

For IRS Use Only

Partner# 5

Schedule K-1 **(Form 1065)**	**2016**	651113

☐ Final K-1   ☐ Amended K-1   OMB No. 1545-0123

Department of the Treasury
Internal Revenue Service

For calendar year 2016, or tax
year beginning _____
ending _____

Partner's Share of Income, Deductions, Credits, etc.

ᵁ See back of form and separate instructions.

Part III	**Partner's Share of Current Year Income, Deductions, Credits, and Other Items**

Part I   Information About the Partnership

A Partnership's employer identification number
-*8104

B Partnership's name, address, city, state, and ZIP code
Quila Marias Margaritas LLC

2904 Pointer Place
Seffner   FL 33584

C IRS Center where partnership filed return
e-file

D ☐ Check if this is a publicly traded partnership (PTP)

Part II   Information About the Partner

E Partner's identifying number
***-**-4277

F Partner's name, address, city, state, and ZIP code
William Thornton

11471 Twin Lake Lane
San Angelo   TX 76904

G ☐ General partner or LLC member-manager   ☒ Limited partner or other LLC member

H ☒ Domestic partner   ☐ Foreign partner

I1 What type of entity is this partner?   **Individual**

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	12.000000 %	12.000000 %
Loss	12.000000 %	12.000000 %
Capital	12.000000 %	12.000000 %

K Partner's share of liabilities at year end:

Nonrecourse	$	
Qualified nonrecourse financing	$	
Recourse	$	5,318

L Partner's capital account analysis:

Beginning capital account	$	
Capital contributed during the year	$	30,000
Current year increase (decrease)	$	-9,497
Withdrawals & distributions	$ (	)
Ending capital account	$	20,503

☐ Tax basis   ☐ GAAP   ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes   ☒ No
If "Yes," attach statement (see instructions)

Part III — Partner's Share of Current Year Income, Deductions, Credits, and Other Items

#	Description	Value	#	Description	Value
1	Ordinary business income (loss)	-9,448	15	Credits	
2	Net rental real estate income (loss)				
3	Other net rental income (loss)		16	Foreign transactions	
4	Guaranteed payments				
5	Interest income				
6a	Ordinary dividends				
6b	Qualified dividends				
7	Royalties				
8	Net short-term capital gain (loss)				
9a	Net long-term capital gain (loss)		17	Alternative minimum tax (AMT) items	
9b	Collectibles (28%) gain (loss)				
9c	Unrecaptured section 1250 gain				
10	Net section 1231 gain (loss)		18	Tax-exempt income and nondeductible expenses	
11	Other income (loss)			C*	49
12	Section 179 deduction		19	Distributions	
13	Other deductions		20	Other information	
14	Self-employment earnings (loss)				

*See attached statement for additional information.

For IRS Use Only

Statement 1 - Form 1065, Page 1, Line 20 - Other Deductions

Description	Amount
Advertising	$ 7,842
Auto	6,170
Bank Charges	431
Management Fees	50,479
Office Supplies	880
Outside Services	3,700
Postage	178
Professional Fees	1,500
Research and Development	1,877
Telephone	193
Tolls and Parking	129
Travel	4,774
Meals and Entertain (50%)	412
Total	$ 78,565

Statement 2 - Form 1065, Schedule K, Line 18c - Nondeductible Expenses

Description	Amount
Nondeductible Meals and Entertainment	$ 411
Total	$ 411

Statement 3 - Form 1065, Schedule L, Line 13 - Other Assets

Description	Beginning of Year	End of Year
Contract Bottling Deposit	$	$ 2,500
Total	$ 0	$ 2,500

Form 1065, Page 1, Line 14 - Taxes

Description	Amount
US State Department	$ 170
Total	$ 170